UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For December 29, 2016

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, December 29, 2016.

Messrs.

Comisión Nacional de Valores

Bolsa de Comercio de Buenos Aires

(Gerencia Técnica y de Valores Negociables)

Mercado Abierto Electrónico S.A.

Ref.: Material fact. Public Offer to Purchase after Change of Control and acquisition of Indirect Material Participation

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS”), in order to inform that on this date Grupo Inversor Petroquímica S.L., WST S.A. and PCT LLC (the “Offerors”) notified TGS that the Board of Directors of Comisión Nacional de Valores (Argentine Securities and Exchange Commission) approved, in its meeting held on December 22, 2016, the formal terms of the Mandatory Tender Offer announced by the Offerors to purchase up to 194,651,345 Class B common shares of TGS, representative of up to 24.5% of TGS’s capital stock.

Please find attached the notice served to TGS.

Yours sincerely,

Nicolás M. Mordeglia

Head of Market Relations

Autonomous City of Buenos Aires, December 29, 2016.

Mr. President of

Transportadora de Gas del Sur S.A.

Don Bosco 3672 5 Piso (C1206ABD)

Ref.: Mandatory Public Offering.

CNV approval of formal terms of TGS

Mandatory Public Offering.

We are writing to you in our role as representatives of GRUPO INVERSOR PETROQUÍMICA SL, of WST SA, and PCT LLC (the "Offerors"), in order to inform you that in its meeting of December 22, 2016 the Board of Directors of the Comisión Nacional de Valores ("CNV") approved the formal terms of the Mandatory Public Offering by the Offerors for a maximum of 194,651,345 Class B common shares representing up to 24.5% of the total common stock of Transportadora de Gas del Sur S.A. (the "Offer"), subject to compliance with certain requirements, pending the approval of the definitive Prospectus. The Prospectus will be published once its final version is approved, as will be the corresponding announcement in El Cronista Comercial newspaper and the Daily Bulletin of the Buenos Aires Stock Exchange, informing of the opening and closing dates of the Offer period and the others terms and conditions of the Offer.

The present notice is hereby sent in order to be published as a "material fact" on the CNV's Financial Information Highway and informed to the Buenos Aires Stock Exchange. The information contained herein is without prejudice to the US Offer informed on 12/22/2016.

Yours sincerely.

GRUPO INVERSOR PETROQUÍMICA S.L.

WST S.A.

PCT LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Nicolás M. Mordeglia
Name:	Nicolás M. Mordeglia
Title:	Legal Affairs Vice president

Date: December 29, 2016